RDA and SMIC Reach 55nm Joint Production Milestone — SMIC, RDA and Innopower collaborate on China’s leading 55nm FM Receiver chip now in production

Hsinchu, Taiwan and Shanghai, China  [2011-03-09]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) and RDA Microelectronics (Nasdaq: RDA), a leading RF IC company based in China, today announced that RDA5802N, an FM receiver chip using SMIC’s 55nm Low Leakage (LL) logic process and adopting Innopower’s IP solution, is now in risk-production.

RDA5802N, one of China’s leading foundry-owned-tooling (FOT) products, is the result of a collaborative effort between RDA, SMIC and Innopower. RDA developed the cutting-edge design, which integrates the new generation single-chip broadcast FM stereo radio tuner with fully integrated synthesizer, IF selectivity and MPX decoder. The product also leverages Innopower’s IP solution and SMIC’s advanced 55nm LL process technology. The successful joint development has marked a significant milestone in performance optimization, providing the RDA5802N with an excellent balance between high performance and low power-consumption that is well suited for performance-driven, power-conscious portable devices.

“We are extremely excited to be working with RDA and Innopower. The commercial production of RDA5802N has marked a meaningful and unprecedented breakthrough in the FM Receiver industry,” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC. “SMIC takes pride in its ability to deliver China’s cutting-edge 55nm technology process and IP solutions. The success of the chip consolidates SMIC’s leadership position as China’s advanced technology provider, and demonstrates SMIC’s commitment to bringing our clients world-class solutions with more reliability, stability and cost-effectiveness.”

“We are quite satisfied that SMIC is fully capable of tackling our leading-edge design challenges,” said Vincent Tai, Chief Executive Officer of RDA. “As the dominant provider in the RF/Mixed-Signal market, close collaboration of our innovative design with Innopower and SMIC accelerates the development of RDA5802N and allows us to provide the most advanced technology for FM radio receiver chip. This is a prime example of a truly synergistic relationship, leveraging the combined expertise and experience to bring next generation products to market.”

About RDA Microelectronics

Headquartered in Shanghai, China, RDA Microelectronics is a fabless semiconductor company that designs, develops and markets RF and mixed signal semiconductors for cellular, broadcast and connectivity applications. The company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, Bluetooth systems-on-chip (SOC), FM radio receivers, set-top box tuners, LNB satellite down converters, analog mobile television receivers and walkie-talkie transceivers.

For additional information, please visit the company’s website at http://www.rdamicro.com.

About Innopower

Innopower is a leading semiconductor IP provider with a very experienced engineering team in supporting very high-volume production. These IP products are highly differentiated and are in use by many foundries, IDM’s and fabless design companies. The product offering focuses on the fundamental libraries (standard cells, memory compilers and I/O’s) which are feature-rich and innovative. In addition, the broad product portfolio includes other IP’s, such as special I/O and standard interface IPs. With the breath of its offering and competitive specifications, Innopower is there to support any SOC designs, whether the application is in consumer electronics, computer or communication. For more information, visit www.innopower-tech.com

Availability

The Innopower 55nm LL libraries and the Memory Compilers are now available for SMIC’s customers for free download on Innopower’s online eService portal.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Mr. Peter Lin
Public Relations
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Ms Annie Wang
Marketing Communication
Tel: +86-21-3861-0000 x 13091
Email: Annie—WangN@smics.com